Exhibit 99.1

News Release

PartnerRe Announces Successful Completion of Aurigen Acquisition

PEMBROKE, Bermuda, April 3, 2017 - PartnerRe Ltd. today announced the successful completion of its previously announced acquisition of North American life reinsurance company, Aurigen Capital Limited (“Aurigen” or the “Company”).

Since its formation in 2007, Aurigen has provided risk and capital management solutions tailored to specific customer needs, with its core business being the reinsurance of life insurance policies of North American residents. The Company has also provided mortality risk solutions in the U.S. since 2013. Today, Aurigen is a top-five life reinsurer in Canada based on recurring new reinsurance business. Gross premiums in 2016 were USD 126 million, with the Company delivering a gross premium CAGR of 18% over the last five years.
PartnerRe President and CEO, Emmanuel Clarke said: “We are very pleased to announce the addition of this well-established franchise and welcome the Aurigen management team and employees to PartnerRe.”
Mr. Clarke added, “This acquisition is consistent with PartnerRe’s strategy to grow our Life and Health business and expands our life reinsurance footprint in North America with minimal overlap in market coverage. The partnership enables us to provide a wider range of Life Reinsurance solutions to both existing and future clients who will benefit from Aurigen’s technical expertise, longstanding relationships and local knowledge supported by PartnerRe’s strong balance sheet, excellent ratings and global franchise.”

The Aurigen management team and employees will join PartnerRe’s existing Life & Health segment as a newly formed business unit called North America Life. This unit will be led by Alan Ryder, reporting to Marc Archambault, CEO of Life & Health.

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PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2016, total revenues were $5.4 billion. At December 31, 2016, total assets were $21.9 billion, total capital was $8.0 billion and total shareholders’ equity was $6.7 billion. PartnerRe enjoys strong financial strength ratings as follows: A.M. Best A / Moody’s A1 / Standard & Poor’s A+.
PartnerRe on the Internet: www.partnerre.com

PartnerRe Ltd. Wellesley House South, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com

Exhibit 99.1

News Release

Contacts:	PartnerRe Ltd.
(441) 292-0888
Media Contact: Celia Powell Investor Contact: Ryan Lipschutz

PartnerRe Ltd. Wellesley House South, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com